UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . 9.90
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 24, 2008

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐   No   ☒

Attached to this 6-K are the following items:

Exhibit

99.1	Document regarding Interim Management Statement – July 4, 2008
99.2	Holding(s) in Company – July 7, 2008
99.3	Director / PDMR Shareholding – July 8, 2008
99.4	Response to Office of Fair Trading – July 11, 2008
99.5	Director Declaration – July 15, 2008
99.6	Director Declaration – July 18, 2008
99.7	NYSE Delisting – July 24, 2008
99.8	Interim Management Statement – July 24, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	July 24, 2008	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary